UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

May 22, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

**200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Exhibit Index

Exhibit No.	Description
1.	Notice of Annual General Meeting
2.	Information Circular
3.	Proxy Form
4.	Financials for the period ending December 31, 2001
5.	Supplemental Mailing Form

May 22, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: May 22, 2002

By: ______________________

Charles Butt
President & CEO

FORBES MEDI-TECH INC.
Suite 200, 750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 689-5899
Fax: (604) 689-7641

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON WEDNESDAY, JUNE 26, 2002

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of **Forbes Medi-Tech Inc.** (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, in the city of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Wednesday, June 26, 2002 (the "Meeting") for the following purposes:

1. to receive the report of the Directors of the Company;

2. to receive the audited financial statements of the Company for the year ended July 31, 2001 and the five-month period ended December 31, 2001, and the reports of the auditor thereon;

3. to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor;

4. to consider and, if thought fit, pass an ordinary resolution, with or without amendment, to set the number of the Directors of the Company at six;

5. to elect six persons as Directors of the Company;

6. to consider, and if thought fit, pass an ordinary resolution, with or without amendment, authorizing the Directors, subject to the restrictions described in the accompanying Information Circular, to carry out future financings in circumstances where the policies of The Toronto Stock Exchange would require shareholder approval thereto, such circumstances being where the aggregate number of shares which are issued or made subject to issuance by way of one or more private placements during any particular six month period is greater than 25% and up to 100% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements; and

7. to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the *Income Tax Act* (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 1st day of May, 2002.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per: *"James Heppell"*

James L. Heppell,
Corporate Secretary

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8
Tel: (604) 689-5899 Fax: (604) 689-7641

INFORMATION CIRCULAR
as at and dated May 1, 2002

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the "Company") for use at the annual general meeting of the shareholders of the Company to be held at the Four Seasons Hotel, 791 West Georgia Street, in the city of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Wednesday, June 26, 2002 (the "Meeting"), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting"). Unless specified otherwise, the information contained in this Information Circular is current as at May 1, 2002.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management. **A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.** The completed Proxy or other proper form of proxy must be delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made. **IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.**

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report to the shareholders of the Company, the financial statements of the Company for the financial year ended July 31, 2001 and the five-month period ended December 31, 2001 and the auditor's reports thereon will be presented at the Meeting.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Directors. KPMG LLP were first appointed Auditors of the Company on October 13, 1998.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value, of which the Company has outstanding 21,225,189 Common Shares as at May 1, 2002, each Common Share carrying the right to one vote. The Company is also authorized to issue 50,000,000 preferred shares without par value, of which none are currently outstanding. The Directors have fixed May 13, 2002 as the record date. Shareholders of record at the close of business on May 13, 2002, are entitled to vote at the Meeting or adjournments thereof.

To the knowledge of the Directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding Common Shares of the Company.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a Director.

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of common shares of the Company ("Common Shares") beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, City of Residence, Position with the Company and Year First Became a Director[1]	Principal Occupation or Employment and Brief Biography[1]	Common Shares Owned[1]
Charles A. Butt Toronto, Ontario *Director since 1999, President and Chief Executive Officer*	President and Chief Executive Officer of the Company Mr. Butt became President of the Company in May, 2001 and Chief Executive Officer in March, 2002. He first joined the Company as Senior Vice President, Commercial Operations in July, 2000. Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry, having served as President of The Charson Group Inc., a healthcare consulting company, as well as Director, Consumer Health Products for Lederle Laboratories, where he was responsible for the initiation and development of the Consumer Health Products Division. Mr. Butt also worked in a variety of marketing and sales roles at Shulton Inc. and Colgate-Palmolive (UK).	23,900
Donald Buxton[2][3][4] Montreal, Quebec *Director since 2000*	Chairman of the Board, Labopharm, Inc. Mr. Donald Buxton has been Chairman of the Board of Labopharm, Inc. since July, 2000. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994. He is currently a member of the Board of one other company in the health-care field.	Nil
Dr. Joe Dunne[2][3][4] Rye, New York *Director since 2000*	Chairman of the Board and Chief Executive Officer, Westgate Biological Ltd. Dr. Dunne has been Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, since June, 1999. Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico. Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.	Nil

Name, City of Residence, Position with the Company and Year First Became a Director[(1)]	Principal Occupation or Employment and Brief Biography[(1)]	Common Shares Owned[(1)]
Tazdin Esmail Delta, British Columbia *Director since 1992, Chairman of the Board, Consultant to the Company*	President, Vestco Enterprises Inc. Formerly the President and Chief Executive Officer of the Company, Mr. Esmail became a consultant to the Company on March 29, 2002. He first joined the Company in March, 1992 as President. Mr. Esmail brings to the Company over 20 years experience in the biomedical and pharmaceutical fields. Prior to joining the Company, Mr. Esmail was Vice President, Medical Operations of QLT PhotoTherapeutics Inc., a Vancouver-based biotechnology company. Prior to QLT, he was with Cyanamid Canada Inc., a subsidiary of American Cyanamid Company, in its Lederle multinational pharmaceutical division where he held several progressive senior management positions in areas such as strategic planning, sales and marketing, new product development, marketing research and management training.	628,800
Percy Skuy[(2)(3)(4)] Toronto, Ontario *Director since 1997*	Healthcare Consultant Mr. Skuy has been a healthcare consultant since June, 1995. Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a licensed pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.	33,000
Dr. Lily Yang Los Altos, California *Director since 2002*	President, Chief Executive Officer and Co-Founder of TheraLife, Inc. Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group. Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups. She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.	Nil

(1) The information as to city of residence, principal occupation, brief biography and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2) Audit Committee member.

(3) Compensation Committee member.

(4) Nomination and Corporate Governance Committee member.

STATEMENT OF EXECUTIVE COMPENSATION

The following table presented in accordance with Canadian securities legislation ("the Rules") sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years of the Company ended July 31, as well as for the five-month period ended December 31, 2001 (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2001 and the other four most highly compensated executive officers of the Company as at December 31, 2001, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Except as noted, Year Ended July 31	Salary	Bonus	Other Annual Compensation(1)	Securities Under Options/ SARs granted(2)	Restricted Shares or Restricted Share Units	LTIP(3) Payouts	All Other Compensation
Charles Butt *President and Chief Executive Officer*	2001(4)	$91,667	Nil	$2,741	Nil	Nil	Nil	Nil
	2001	$198,125(5)	$9,550	$6,577	220,000	Nil	Nil	Nil
	2000	$15,417(5)	Nil	$500(5)	110,000	Nil	Nil	Nil
R. J. (Don) MacDonald *Senior Vice-President & Chief Financial Officer*	2001(4)	$72,917	Nil	$2,710	Nil	Nil	Nil	Nil
	2001	$80,904(6)	Nil	$2,960(6)	210,000	Nil	Nil	Nil
P. Haydn Pritchard *Senior Vice-President, Research and Development*	2001(4)	37,500(7)	Nil	$108	10,000	Nil	Nil	Nil
	2001	$150,000	$4,500	Nil	40,000	Nil	Nil	Nil
	2000	$71,000(8)	Nil	Nil	40,000	Nil	Nil	Nil
	1999	Nil	Nil	Nil	40,000	Nil	Nil	Nil
Tazdin Esmail *Chairman of the Board, and former President & Chief Executive Officer*(9)	2001(4)	$120,833(9)	Nil	$2,611	Nil	Nil	Nil	Nil
	2001	$322,250(10)	$78,880	$6,265	550,000(11)	Nil	Nil	Nil
	2000	$302,500	$60,000	$9,000	65,000(11)	Nil	Nil	Nil
	1999	$191,662	$80,000	$9,000	325,000(11)	Nil	Nil	Nil
Jack Miller *Former Senior Vice President, Corporate Development*(13)	2001(4)	$83,333(13)	Nil	$2,794	Nil	Nil	Nil	Nil
	2001	$212,500	$21,600	$6,705	230,000	Nil	Nil	Nil
	2000	$201,670	$30,000	$6,000	40,000(12)	Nil	Nil	Nil
	1999	$138,750	$50,000	$6,000	75,000	Nil	Nil	Nil
Egon Novak *Former Senior Vice President, Discovery*(14)	2001	$105,625(14)	$3,870	$1,671	60,000	Nil	Nil	Nil
	2000	$121,000	$15,000	$3,000	15,000	Nil	Nil	Nil
	1999	$88,333	$25,000	$3,000	Nil	Nil	Nil	Nil

(1) For the fiscal year ended July 31, 2001 and the five-month period ended December 31, 2001, "Other Annual Compensation" consists of car allowance and life insurance premiums. In previous years, the Company referenced these life insurance benefits under "Management Contracts".

(2) All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

(3) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

(4) As the Company changed its financial year-end from July 31 to December 31, these figures represent the five-month period ended December 31, 2001.

(5) Mr. Butt commenced employment with the Company as Senior Vice-President, Commercial Operations, on July 1, 2000. His annual salary was $185,000 with an annual car allowance of $6,000. From January to June, 2000, Mr. Butt's company, The Charson Group Inc., provided consulting services to the Company for total fees of $36,000, excluding taxes and disbursements. On May 1, 2001, Mr. Butt became President of the Company and his annual salary was increased accordingly to $220,000. Subsequent to the financial year ended December 31, 2001, Mr. Butt also became Chief Executive Officer of the Company on March 29, 2002.

(6) Mr. MacDonald commenced employment with the Company on February 15, 2001 with an annual salary of $175,000 and an annual car allowance of $6,000.

(7) Subsequent to the fiscal year ended July 31, 2001, on August 1, 2001, Dr. Pritchard entered into an Employment Amending Agreement with the Company, pursuant to which his salary was reduced to $90,000 per annum, and his time commitment was amended from a full-time to a part-time basis.

(8) Dr. Pritchard commenced employment with the Company on July 1, 2000 with an annual salary of $150,000. He took an unpaid leave of absence from UBC, and passively retained his position at UBC to fill his position at the Company. The Company paid $12,500 to Dr. Pritchard as an employee from July 1, 2000 to July 31, 2000. In addition, the Company also paid $58,500 to St. Paul's Hospital for Dr. Pritchard's salary prior to his leave of absence from UBC.

(9) Subsequent to the financial year ended December 31, 2001, Mr. Esmail resigned as Chief Executive Officer of the Company on March 29, 2002. Effective March 29, 2002, the Company entered into a part-time consulting agreement with Vestco Enterprises Inc., a company wholly-owned by Mr. Esmail.

(10) On May 1, 2001, Mr. Esmail ceased to act as the President of the Company and voluntarily reduced his salary to $290,000 per annum.

(11) Subsequent to December 31, 2001, on March 29, 2002, Mr. Esmail voluntarily forfeited for cancellation 540,000 stock options pursuant to his resignation as the Chief Executive Officer of the Company.

(12) Subsequent to December 31, 2001, on March 29, 2002, Mr. Miller voluntarily forfeited for cancellation 40,000 stock options pursuant to his resignation as the Senior Vice President, Corporate Development of the Company.

(13) Subsequent to the financial year ended December 31, 2001, Mr. Miller resigned as Senior Vice President, Corporate Development of the Company on March 29, 2002. Effective March 29, 2002, the Company entered into a part-time consulting agreement with Mybram Holdings Inc., a company wholly-owned by Mr. Miller.

(14) During fiscal 2001, Dr. Novak decided to semi-retire, and accordingly, resigned as a director and officer of the Company on December 13, 2000. Effective January 15, 2001, the Company entered into a part-time consulting agreement with Dr. Novak.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during the financial year of the Company ended July 31, 2001 and the 5-month period ended December 31, 2001:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Period	Securities Under Option/SARs Granted (#)[3]	% of Total Options/SARs Granted to Employees in Financial Year[4]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Charles Butt	2001[1]	Nil	N/A	N/A	N/A	N/A
	2001[2]	5,000 20,000 20,000 175,000	0.2% 0.8% 0.8% 6.6%	$6.50 $4.90 $4.10 $2.57	$6.80 $4.75 $4.40 $2.60	Nov. 01, 2003 Dec. 12, 2010 Mar. 15, 2006 May 17, 2006
R. J. (Don) MacDonald	2001[1]	Nil	N/A	N/A	N/A	N/A
	2001[2]	60,000 150,000	2.3% 5.6%	$4.85 $2.57	$4.95 $2.60	Feb. 15, 2004 May 17, 2006
Haydn Pritchard	2001[1]	10,000	13.8%	$2.85	$2.65	Sept. 4, 2006
	2001[2]	40,000	1.5%	$2.57	$2.60	May 17, 2006
Tazdin Esmail	2001[1]	Nil	N/A	N/A	N/A	N/A
	2001[2]	150,000[5] 150,000 250,000	5.6% 5.6% 9.4%	$4.90 $3.60 $2.57	$4.75 $3.40 $2.60	Dec. 12, 2010 Mar. 26, 2006 May 17, 2006
Jack Miller	2001[1]	Nil	N/A	N/A	N/A	N/A
	2001[2]	30,000 75,000 125,000	1.1% 2.8% 4.7%	$4.90 $3.60 $2.57	$4.75 $3.40 $2.60	Dec. 12, 2010 Mar. 26, 2006 May 17, 2006
Egon Novak	2001[1]	Nil	N/A	N/A	N/A	N/A
	2001[2]	30,000 30,000	1.1% 1.1%	$3.60 $2.57	$3.40 $2.60	Mar. 26, 2006 May 17, 2006

(1) Option grants during the five-month financial period ended December 31, 2001.

(2) Option grants during the financial year ended July 31, 2001.

(3) All securities under option are Common Shares; the Company has not granted any SARs.

(4) Includes options to employees, officers, directors and consultants.

(5) Subsequent to December 31, 2001, on March 29, 2002, Mr. Esmail voluntarily forfeited for cancellation 540,000 stock options pursuant to his resignation as the Chief Executive Officer of the Company. These 150,000 options were amongst those options Mr. Esmail forfeited.

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended July 31, 2001 and the value of their unexercised options at July 31, 2001, as well as during the 5-month period ended December 31, 2001 and the value of their unexercised options at December 31, 2001:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL & TRANSITION YEARS AND FINANCIAL & TRANSITION YEAR-END OPTION VALUES

Name of Executive Officer	Period	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Charles Butt	2001(2)	Nil	Nil	197,500 Exercisable / 132,500 Unexercisable	$33,250 Exercisable / $33,250 Unexercisable
	2001(3)	Nil	Nil	138,750 Exercisable / 191,250 Unexercisable	$40,688 Exercisable / $122,063 Unexercisable
R. J. (Don) MacDonald	2001(2)	Nil	Nil	90,000 Exercisable / 120,000 Unexercisable	$14,250 Exercisable / $14,250 Unexercisable
	2001(3)	Nil	N/A	37,500 Exercisable / 172,500 Unexercisable	$34,875 Exercisable / $104,625 Unexercisable
Haydn Pritchard	2001(2)	Nil	Nil	47,500 Exercisable / 42,500 Unexercisable	$7,600 Exercisable / $8,600 Unexercisable
	2001(3)	Nil	Nil	40,000(4) Exercisable / 50,000(4) Unexercisable	$9,300(4) Exercisable / $27,900(4) Unexercisable
Tazdin Esmail	2001(2)	Nil	Nil	670,000(5) Exercisable / 270,000(5) Unexercisable	$47,500(5) Exercisable / $47,500(5) Unexercisable
	2001(3)	110,000	$196,900	570,000 Exercisable / 370,000 Unexercisable	$58,125 Exercisable / $174,375 Unexercisable
Jack Miller	2001(2)	Nil	Nil	131,250(6) Exercisable / 138,750(6) Unexercisable	$23,750 Exercisable / $23,750 Unexercisable
	2001(3)	56,250	$100,688	156,250(7) Exercisable / 188,750 Unexercisable	$20,063 Exercisable / $87,188 Unexercisable
Egon Novak	2001(2)	Nil	Nil	30,000 Exercisable / 45,000 Unexercisable	$5,700 Exercisable / $5,700 Unexercisable
	2001(3)	55,000	$98,450	15,000 Exercisable / 60,000 Unexercisable	$6,875 Exercisable / $20,925 Unexercisable

(1) Calculated as the difference between the closing price of the common shares on the TSE on the date of option exercise less the option exercise price, multiplied by the number of common shares acquired upon exercise of the options. This figure does not necessarily reflect actual value realized by the optionee as a result of the option exercise.

(2) Option exercises during the five-month financial period ended December 31, 2001.

(3) Option exercises during the financial year ended July 31, 2001.

(4) On September 1, 2001, 10,000 exercisable options previously granted to Dr. Pritchard on September 2, 1998, expired.

(5) Subsequent to December 31, 2001, on March 29, 2002, Mr. Esmail voluntarily forfeited for cancellation 540,000 stock options pursuant to his resignation as the Chief Executive Officer of the Company.

(6) Subsequent to December 31, 2001, on March 29, 2002, Mr. Miller voluntarily forfeited for cancellation 40,000 stock options pursuant to his resignation as the Senior Vice President, Corporate Development of the Company.

(7) On September 1, 2001, 75,000 exercisable options granted to Mr. Miller on September 2, 1998, expired.

Defined Benefit or Actuarial Plan Disclosure

The Company does not maintain a pension, retirement or other similar plan for its officers or directors. Pursuant to his previous employment agreement with the Company, between the ages of 60 and 85, Tazdin Esmail will be entitled to receive an annual reward for tenure allowance of $65,000. The Company has not set aside any of its assets to cover its obligation under the reward for tenure arrangement. At December 31, 2001, the Company has accrued $0.88 million in its consolidated financial statements towards its obligations under these arrangements. In addition, prior to his resignation as Chief Executive Officer, the Company purchased a whole life insurance policy on Mr. Esmail.

Compensation of Directors

During the financial year ended July 31, 2001 and the five-month period ended December 31, 2001, the Company's current and former management Directors (Messrs. Esmail, Butt, Miller and Novak) received no compensation from the Company in their capacities as such, other than stock options, as set forth in the compensation and option tables above. During the fiscal year ended July 31, 2001, the Board of Directors resolved that the outside, or non-management, directors be compensated in cash in the amount of $500 per meeting for in-person attendance at board meetings and in the amount of $250 per meeting for attendance at meetings by telephone, and be granted options on a yearly basis, commencing in 2002 to purchase 15,000 Common Shares, subject to the Board determining that such number of options is readily available under the Company's then current stock option plan. These amounts were increased in November, 2001 to $1,000 per meeting for in-person attendance at board meetings; $500 per meeting for in-person attendance at board committee meetings (except for the Chairman of the committee, who will receive $750 per committee meeting attended in person); and $200 per hour to a maximum of $500 for meetings attended by phone.

During the most recently completed financial year ended July 31, 2001 and the five month period ended December 31, 2001, the outside Directors were granted the following options and paid the following Board and Board Committee meeting attendance fees:

Director	No. of Shares Under Option(1)	Option Price	Option Expiry Date	Meeting Fees Paid
Percy Skuy	15,000 30,000	$4.85 $2.57	Feb. 12, 2004 May 17, 2006	$3,500(2) $500(3)
Donald Buxton	15,000 30,000	$6.50 $2.57	Nov. 1, 2003 May 17, 2006	$3,000(2) $500(3)
Joe Dunne	15,000 30,000	$6.50 $2.57	Nov. 1, 2003 May 17, 2006	$1,500(2) $500(3)

(1) Options granted during the financial year ended July 31, 2001. No options were granted to directors during the five-month period ended December 31, 2001.

(2) Meeting fees paid during the financial year ended July 31, 2001.

(3) Meeting fees paid during the five-month period ended December 31, 2001.

Subsequent to December 31, 2001, Tazdin Esmail, through his consulting firm, Vestco Enterprises Inc., entered into a part-time Consulting Agreement with the Company, effective March 29, 2002.

Termination of Employment, Changes in Responsibility and Employment Contracts

Subsequent to December 31, 2001, Charles Butt, President of the Company, was also appointed Chief Executive Officer of the Company effective March 29, 2002. The Employment Agreement entered into by the Company with Charles Butt, dated July 1, 2000, and subsequent Amending Agreements, provide for a five-year term, a base annual salary of $220,000, and a monthly car allowance of $500. In the event of a termination without cause, which includes a change of control, the severance payment is an amount equal to two times the aggregate compensation paid for the previous fiscal year.

The Employment Agreement entered into by the Company with R. J. (Don) MacDonald, Senior Vice-President and Chief Financial Officer of the Company, dated February 15, 2001, provides for a ten-year term, a base annual salary of $175,000, and a monthly car allowance of $500. In the event of a termination without cause in the second year of the contract, which includes a change of control, the severance payment is an amount equal to the aggregate compensation paid for the previous fiscal year. Thereafter, the severance payment is an amount equal to two times the aggregate compensation paid for the previous fiscal year.

On August 1, 2001, the Company entered into an Employment Amending Agreement with Dr. Haydn Pritchard, Vice President, Pharmaceutical Research & Development. Pursuant to the Agreement and subsequent amendments thereto, the most recent amendment occurring subsequent to December 31, 2001, Dr. Pritchard currently receives a base annual salary of $120,000 and acts as the Company's Senior Vice President, Research & Development, on a part-time (not less than four days a week) basis.

The Company also provides to certain of its Named Executive Officers group life, long-term disability, extended health and dental insurance, director's liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, and eligibility for annual bonuses, based on the achievement of certain milestones. With respect only to Messrs. Butt and MacDonald, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.

Tazdin Esmail and Jack Miller were Named Executive Officers as at July 31, 2001 and as at December 31, 2001; however, subsequent to year-end, effective March 29, 2002, both Messrs. Esmail and Miller terminated their employment contracts with the Company as Chief Executive Officer and Senior Vice President, Corporate Development, respectively, ceasing to be Named Executive Officers, and entered into part-time consulting arrangements with the Company. Mr. Esmail entered into a multi-year consulting contract with the Company through his consulting firm, Vestco Enterprises Inc. Mr. Miller entered into a one-year consulting contract with the Company through his consulting firm, Mybram Holdings Inc.

Prior to their respective resignations, Mr. Esmail's employment contract provided for a base salary of $290,000 and a monthly car allowance of $750, while Mr. Miller's employment contract provided for a base salary of $200,000 and a monthly car allowance of $500. Mr. Esmail and Mr. Miller's amended and restated employment agreements contained generally similar terms and provided for terms of fifteen years; severance equal to three times the aggregate compensation paid for the previous fiscal year plus immediate vesting of the reward for tenure allowance in the event of a termination without cause, including a change of control; the retention of Mr. Esmail or Mr. Miller as consultants following termination without cause for at least two years such that any stock options granted to the optionee would not expire prior to their expiration dates, failing which, the amount the executive would have been entitled to receive upon termination would double; and tenure allowance rewards. These employment contracts were terminated in March, 2002. Mr. Esmail's tenure allowance reward vested prior to his resignation (see "Defined Benefit or Actuarial Plan Disclosure"); Mr. Miller's tenure allowance reward, however, did not vest prior to his resignation.

During fiscal 2001, Dr. Egon Novak decided to semi-retire and accordingly, effective December 13, 2000, he resigned as a director and officer of the Company. To promote continuity, he accepted a part-time consulting position with the Company, effective January 15, 2001. Previously, Dr. Novak's employment agreement provided for a salary of $11,000 per month, a car allowance of $250 per month, as well as those benefits described above for the Company's current Named Executive Officers.

REPORT ON EXECUTIVE COMPENSATION

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and nutraceutical companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See "Corporate Governance".

Executive Compensation Policies and Programs

In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

(i) to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii) to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and nutraceutical companies; and

(iii) to align the interests of executive officers with the long-term interests of shareholders through participation in the Company's incentive stock option plan.

Currently, the Company's executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter.

At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Company and the executive for such year. The assessment of whether the Company's objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company's research and development projects, its efforts toward product commercialization, raising of capital, corporate alliances and similar achievements.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

Members of Compensation Committee
Percy Skuy (Chair), Donald Buxton, Joe Dunne

Share Price Performance Graph

The graph below compares cumulative total shareholder return on the Common Shares for the last five financial years, and the five-month period ended December 31, 2001, with the total cumulative return from the TSE 300 Index over the same period. The graph assumes that $100 was invested on July 31, 1996 in the Company and in the index, and that all dividends have been reinvested. Unless otherwise noted, each plot point on the graph represents the Company's financial year-end of July 31st for the indicated year. On March 26, 1999, the Company listed on the TSE and on June 22, 1999, the Company delisted from the Vancouver Stock Exchange (now merged into the Canadian Venture Exchange).



1400
1200
1000
800
600
400
200
0
CUMULATIVE TOTAL RETURN ($)
Company
TSE 300
1996
1997
1998
1999
2000
2001
2001*

* Five-month period ended December 31, 2001.

Financial Year Ended	July 31, 1996		July 31, 1997		July 31, 1998		July 31, 1999		July 31, 2000		July 31, 2001		December 31, 2001	
	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change
Company	100.00	N/A	96.53	-3.5%	410.40	325.1%	1213.87	195.8%	433.53	-64.3%	202.31	-53.3%	170.52	-15.7%
TSE 300	100.00	N/A	139.53	39.5%	140.62	0.8%	143.65	2.2%	211.12	47.0%	156.00	-26.1%	155.98	0.0%

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The TSE Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSE Report"). The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The TSE has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the guidelines contained in the TSE Report. The following describes the Company's approach to corporate governance in relation to the guidelines contained in the TSE Report.

The guidelines are not mandatory, as the report recognizes that each company's unique characteristics will result in varying degrees of compliance with the guidelines. The Company believes it has adopted guidelines which, given the Company's size and the stage of development of its business, are presently applicable.

Mandate of the Board

Generally speaking, the Board's mandate is to supervise the management of the business and affairs of the Company. More specifically, the Board has a mandate to provide guidance to the Company's management in the following areas:

Strategic Planning and Identification of Risks

The Board discusses various strategic matters with management and identifies business risks associated with the activities of the Company.

Senior Management

The Board takes responsibility for appointing those members of senior management who become officers of the Company. The Board expects the Chief Executive Officer to lead the business of the Company and manage day-to-day operations. The Company has no formal succession plan.

Communications Policy

The Board has procedures in place to ensure effective communication between the Company, its shareholders, prospective investors and the public, including the dissemination of information on a regular and timely basis. Currently, each of Charles Butt, R. J. (Don) MacDonald and Martin Livingston, dedicates a portion of his time to dealing with shareholders and prospective investors.

Internal Control and Management Information Systems

The Board is responsible for the Company's internal control and management information systems. An Audit Committee of the Board meets with the auditors of the Company annually to review the audited financial statements and to review the Company's financial reporting procedures.

Financial Statements and Budgets

The Board reviews and approves the quarterly and annual financial statements, based upon recommendations of the Audit Committee. The Board also will approve annual operating and capital budgets and capital expenditures in excess of a set amount.

Corporate Transactions

The Board reviews and approves the terms of all debt and equity financings, mergers, acquisitions and divestitures. The Board also reviews and approves all major public disclosure documents.

Composition of the Board

The TSE Report recommends that a majority of the members of the Board be unrelated directors. Pursuant to the TSE Report, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

The Company currently has a majority of unrelated directors. Four of the six nominees proposed for election to the Board herein are unrelated directors. These unrelated directors are Percy Skuy, Donald Buxton, Joe Dunne, and Lily Yang. Tazdin Esmail and Charles A. Butt are considered to be "related" directors.

The TSE Report also makes a distinction between inside and outside directors. The TSE Report considers an "inside" director to be a director who is an officer or employee of the Company or any of its Affiliates. Percy Skuy, Donald Buxton, Joe Dunne, Tazdin Esmail and Lily Yang are considered to be "outside" directors of the Company.

The Chairman of the Board is currently Tazdin Esmail. The Board has established Committees, described below, to facilitate the functioning of the Board independently of management.

The Company does not have a "significant" shareholder, defined by the TSE Report as a shareholder with the ability to exercise a majority of votes for the election of Directors.

Board Committees

The Board has appointed and empowered committees to carry out specific functions on behalf of the Board. The guidelines in the TSE Report state that such committees should be comprised solely of outside directors, a majority of whom should be unrelated directors. The Company currently meets this recommendation with respect to all of its Committees.

Nomination and Corporate Governance Committee

The members of the Nomination and Corporate Governance Committee of the Company are Donald Buxton (Chair), Percy Skuy and Joe Dunne, all three of whom are unrelated and outside directors. The Committee is empowered with the responsibilities set out below.

The Nomination and Corporate Governance Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors, and compensation and benefit programs for non-employee directors. The Nomination and Corporate Governance Committee makes recommendations relating to the duties and membership of committees of the Board.

The Nomination and Corporate Governance Committee recommends processes to evaluate the performance and contributions of individual directors and the Board as a whole and approves procedures designed to provide that adequate orientation and training are provided to new members of the Board.

The Nomination and Corporate Governance Committee consults fully with the Chief Executive Officer in its process of recruiting new directors. The Committee does not have the delegated power from the Board to implement its recommendations but is obliged to report its recommendations back to the full Board for its consideration and implementation. The Committee may also assist in locating senior management personnel.

The Committee assumes responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, assumes responsibility for the following matters:

- adoption of a strategic planning process;
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- a communications policy for the Company; and
- the integrity of the Company's internal control and management information systems.

Audit Committee

The Company is required to have an Audit Committee of the Board. The members of the Audit Committee are Donald Buxton (Chair), Percy Skuy and Joe Dunne, all of whom are outside and unrelated directors.

The Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The Committee is also responsible for reviewing the annual and quarterly financial statements prior to their approval by the full Board.

Composition of the Compensation Committee

The Board has established a Compensation Committee, which is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Percy Skuy (Chair), Joe Dunne and Donald Buxton, all of whom are outside and unrelated directors. The members of the Compensation Committee for the fiscal year ended July 31, 2001, and the five-month period December 31, 2001, were Tazdin Esmail (Chair), Percy Skuy and Joe Dunne.

The Compensation Committee oversees incentive compensation plans for officers and key senior employees and approves standards for setting compensation plans for senior executives. The Committee sets the salary and bonuses, of all officers of the Company at or above the level of Vice-President. The Chief Executive Officer makes his recommendations with respect to such salaries and bonuses, other than his own, prior to the Compensation Committee making its final determination. The Compensation Committee approves the grants of all incentive stock options granted under the Company's stock option plan or otherwise. This Committee typically meets within 120 days of the financial year-end of the Company to set bonuses for the last financial year and to set salaries for the new financial year. The Committee meets otherwise as required.

Expectations of Senior Management

The Board monitors and assesses management through periodic contact at Board meetings and regular informal discussions. Management is charged with bringing significant tactical and strategic issues to the Board's attention for discussion, direction, and where appropriate, approval.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company or associates or Affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, nor any associate or affiliate of such insider has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below.

James L. Heppell, Secretary of the Company, is a partner of the law firm Catalyst Corporate Finance Lawyers, which provides legal services to the Company. For the 12-month period from August 1, 2000 to July 31, 2001, Catalyst Corporate Finance Lawyers billed the Company $230,000, excluding GST and disbursements, for legal services. For the 5-month period from August 1, 2001 to December 31, 2001, Catalyst Corporate Finance Lawyers billed the Company $37,000, excluding GST and disbursements, for legal services.

Nancy E. Glaister, General Counsel and Assistant Secretary of the Company, is a partner of the law firm Cawkell Brodie, Business Lawyers, which also provides legal services to the Company. For the 12-month period from

August 1, 2000 to July 31, 2001, Cawkell Brodie billed the Company $247,000, excluding GST and disbursements, for legal services. For the 5-month period from August 1, 2001 to December 31, 2001, Cawkell Brodie billed the Company $96,000, excluding GST and disbursements, for legal services.

PARTICULARS OF MATTERS TO BE ACTED UPON

Future Financings - The Toronto Stock Exchange

In order to provide the directors of the Company with flexibility regarding future financing and to save the Company the cost of holding an extraordinary general meeting to approve a specific financing, the shareholders of the Company will be requested at the meeting to pass the resolution set out below.

MANAGEMENT RECOMMENDS VOTING IN FAVOUR OF THIS RESOLUTION IN ORDER TO ASSIST THE COMPANY'S ABILITY TO OBTAIN FINANCING ON A TIMELY BASIS.

The policies of the TSE provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the "25% Rule"). Management is asking the shareholders to provide their advance approval to private placements over the next 12 months which may exceed the 25% rule (the "Advance Approval"). Particulars of the proposed Advance Approval are provided below.

If the Advance Approval is not obtained, then the Company's ability to raise funds by the private placement of its securities over the next 12 months may be severely restricted. For example, as at the date of this Information Circular, the maximum gross proceeds the Company could raise without further shareholder approval would be approximately $3.1 million, based on a closing market price as at the date of this Information Circular of CAD$0.74 and assuming the maximum discount (noted below). Without either the Advance Approval or subsequent specific shareholder approval, the Company would then be prohibited from raising any further funds in a further private placement for another 6 months.

The possibility of the Company's being able to complete a private placement financing with specific shareholder approval at the time the financing is agreed to, instead of with Advance Approval, is limited. This is due to the fact that in order to obtain specific shareholder approval, an extraordinary general meeting of shareholders would be required. The minimum time period required by securities rules between calling a meeting of shareholders and holding the meeting is approximately 60 days. Most private placement subscribers are unwilling to wait this period of time between subscribing for the placement and closing it, and accordingly, may decline to complete the financing if specific shareholder approval of the placement is required prior to the closing.

The TSE has advised that it will accept advance approval by the shareholders of the Company in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

BY GIVING THE ADVANCE APPROVAL, SHAREHOLDERS WOULD ONLY BE SATISFYING THE SHAREHOLDER APPROVAL REQUIREMENT OF THE TORONTO STOCK EXCHANGE. EACH PRIVATE PLACEMENT WOULD STILL REMAIN SUBJECT TO TORONTO STOCK EXCHANGE APPROVAL.

Any private placement proposed by the Company will be subject to the following additional restrictions:

(a) the private placement must be substantially with parties at arms-length to the Company;
(b) the private placement cannot materially affect control of the Company;
(c) the private placement must be completed within a 12 month period following the date the advance shareholder approval is given; and

(d) the private placement must comply with the private placement pricing rules of the TSE, which currently require that the price per security must not be lower than the closing market price of the security on the TSE on the trading day prior to the date notice of the private placement is given to the TSE less the applicable discount. Maximum permissible discounts are as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

The TSE retains the discretion to decide whether a particular placement is "substantially" at arms length or will materially affect control, in which case specific shareholder approval may be required. The Company has 21,225,189 Common Shares issued and outstanding as of May 1, 2002.

IN ORDER TO ASSIST THE COMPANY'S ABILITY TO OBTAIN FINANCING ON A TIMELY BASIS, TO PROVIDE THE DIRECTORS WITH FLEXIBILITY REGARDING FUTURE FINANCING, AND TO SAVE THE COMPANY THE COST OF HOLDING AN EXTRAORDINARY GENERAL MEETING TO APPROVE A SPECIFIC FINANCING, the shareholders of the Company will be requested at the Meeting to pass the following resolution, which requires an affirmative vote of a simple majority of the votes cast by holders of Common Shares at the Meeting:

> **"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT** the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating greater than 25% and up to 100% of the number of issued and outstanding common shares as at May 1, 2002, being the date of the Information Circular describing the advance approval, as more particularly described in and subject to the restrictions described in the Information Circular of the Company dated May 1, 2002, be approved."

OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

The Company will provide to any person, on request to the Secretary of the Company, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company:

(i) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company's auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(iii) one copy of the information circular of the Company in respect of its most recent annual general meeting of shareholders that involved the election of directors.

To receive such documents, please contact the Company's Secretary, James L. Heppell, Catalyst Corporate Finance Lawyers, 1100 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, telephone: (604) 443-7011; fax: (604) 443-7000; email: jheppell@catalyst-law.com.

These documents can also be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com. In addition, material filed by the Company can be inspected on the Canadian Securities Administrators' electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

"Charles Butt"

CHARLES BUTT
President & Chief Executive Officer

FORBES MEDI-TECH INC.

FORM OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF FORBES MEDI-TECH INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 26, 2002.

I, the undersigned, being a shareholder of Forbes Medi-Tech Inc. (the "Company") appoint Charles Butt, the President and Chief Executive Officer, and a Director of the Company, or failing him, Robert J. MacDonald, the Senior Vice-President and Chief Financial Officer of the Company, or failing him, James L. Heppell, Secretary of the Company, or instead of the above-mentioned, ________________________________, as my proxyholder, with full power of substitution, to attend on my behalf at the Annual General Meeting of the shareholders of the Company to be held at the Four Seasons Hotel, 791 West Georgia Street, in the city of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Wednesday, June 26, 2002 (the "Meeting"), and at any adjournment or adjournments thereof, and to cast the number of votes that I would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxyholder to vote as follows:

ITEM 1. To re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor.

FOR ☐ WITHHOLD VOTE ☐

ITEM 2. To set the number of Directors of the Company at six.

FOR ☐ AGAINST ☐

ITEM 3. To elect the following persons as Directors of the Company:

Charles Butt	FOR ☐	WITHHOLD VOTE ☐
Donald Buxton	FOR ☐	WITHHOLD VOTE ☐
Joe Dunne	FOR ☐	WITHHOLD VOTE ☐
Tazdin Esmail	FOR ☐	WITHHOLD VOTE ☐
Percy Skuy	FOR ☐	WITHHOLD VOTE ☐
Lily Yang	FOR ☐	WITHHOLD VOTE ☐

ITEM 4. To authorize the Directors, subject to the restrictions described in the accompanying Information Circular, to carry out future financings in circumstances where the policies of The Toronto Stock Exchange would require shareholder approval thereto, such circumstances being where the aggregate number of shares which are issued or made subject to issuance by way of one or more private placements during any particular six

month period is greater than 25% and up to 100% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements.

FOR ☐ AGAINST ☐

ITEM 5. To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

I HEREBY REVOKE ANY PROXY PREVIOUSLY GIVEN AND AUTHORIZE THE PROXYHOLDER TO VOTE IN FAVOUR OF THE ITEMS SET OUT ABOVE UNLESS AN INSTRUCTION TO THE CONTRARY IS INDICATED, AND TO VOTE IN HIS OR HER SOLE DISCRETION WITH RESPECT TO ANY AMENDMENT TO OR VARIATION OF THE ABOVE ITEMS OR ON ANY OTHER MATTER BROUGHT BEFORE THE MEETING.

______________________________ ______________________________

Date Address of Shareholder

______________________________ ______________________________

Signature of Shareholder City/Province (State)

______________________________ ______________________________

Print Name of Shareholder Number of Shares to be voted (If not completed all shares registered in your name will be deemed to be represented by this proxy)

INSTRUCTIONS

1. IF THE SHAREHOLDER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS PROXY, HE OR SHE SHOULD STRIKE OUT THEIR NAMES AND INSERT THE NAME OF THE PERSON HE OR SHE WISHES TO ACT AS HIS OR HER PROXYHOLDER IN THE BLANK SPACE PROVIDED. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

2. IN THE ABSENCE OF CONTRARY DIRECTION, A GENERAL AUTHORITY WILL BE DEEMED TO BE GRANTED TO THE PROXYHOLDER WITH RESPECT TO VOTING ON AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

3. THIS PROXY MAY NOT BE USED AT THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, UNLESS IT IS DEPOSITED AT THE OFFICE OF THE PACIFIC CORPORATE TRUST COMPANY, THE COMPANY'S REGISTRAR AND TRANSFER AGENT, BY MAIL, TELEFAX OR BY HAND AT 10th Floor, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 (TELEFAX: (604) 689-8144), NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING.*

4. THIS PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY HIS OR HER ATTORNEY DULY AUTHORIZED BY HIM IN WRITING, OR IN THE CASE OF A CORPORATION, IS EXECUTED UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR OFFICERS OR ATTORNEY FOR THE CORPORATION DULY AUTHORIZED. IF THIS PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER AND NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR THE ATTORNEY, AS THE CASE MAY BE, OR A CERTIFIED COPY THEREOF, MUST BE ATTACHED HERETO.

5. THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCATION OF PROXY" IN THE ACCOMPANYING INFORMATION CIRCULAR.

* The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Management's Discussion and Analysis

General

The following information should be read in conjunction with the Company's December 2001 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These principles differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The differences as they affect the financial statements of the Company are described in Note 18 to the Company's audited December 2001 financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company is a diversified health sciences company dedicated to the research, development and commercialization of innovative pharmaceutical and nutraceutical products derived from nature for the prevention and treatment of cardiovascular and related diseases. The Company's main products under development and commercialization are derived from phytosterols, and include a potential pharmaceutical product FM-VP4, and phytosterol food additives and dietary supplements, all of which are currently focussed on cholesterol-lowering benefits. In animal trials, FM-VP4 has also shown potential efficacy in anti-obesity, diabetes and HDL regulation.

The Company has invested significant funds over several years in the area of phytosterol food additives and dietary supplements, including investing and advancing approximately $23 million for the Phyto-Source LP, a 50/50 joint venture to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas. This joint venture is accounted for by the proportionate consolidation method under which the Company's 50% proportionate share of the assets, liabilities, income and expenses of the joint venture are reflected on the Company's financials. Using this method the Company's net investment in the joint venture at December 31, 2001 was approximately $15 million. As at December 31, 2001 the Company had an obligation to fund capital and working capital for Phyto-Source totalling approximately $4.6 million.

On July 31, 2001 the Company changed its accounting policy for revenue recognition of licensing option payments, upfront fees and milestone payments to conform with Staff Accounting Bulletin No 101 (SAB No. 101) of the US Securities & Exchange Commission. Accordingly, the Company now records option payments, upfront fees and milestone payments, even if non-refundable, as deferred revenue and recognizes them as revenue over the minimum life of the related license agreement. Previously, the Company recognized such fees as revenue when they were non-refundable and the Company had performed all identified obligations leading to the payments. This change in accounting policy has been applied on a retroactive basis.

The summary of Significant Accounting Policies contained in Note 2 should be read in conjunction with the Company's consolidated financial statements and related notes and this discussion of results of operations and liquidity and capital resources.

Results of Operations

For the five months ended December 31, 2001, the Company had a net loss of $6.5 million ($0.30 per share) compared with a net loss of $19.7 million ($0.93 per share) for the year ended July 31, 2001, (and a net loss of $11.3 million ($0.66 per share) for the year ended July 31, 2000). The significant reduction in loss for the five months ended

December 31, 2001 compared with the year ended July 31, 2001, even after recognizing the shorter five-month accounting period, resulted primarily from the reductions in almost all areas of monthly expenditures of the Company. The costs of sales, marketing and product development reduced by $5.8 million (which was offset by a reduction in total revenues of $4.0 million), research and development costs reduced by $5.0 million, general and administration costs reduced by $4.9 million and the write-down of the Amqui pilot facility reduced by $1.4 million. The Company to date has been focused on the research, development and commercialization of its phytosterol-based businesses and has not been profitable since inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, administration and other expenses. At December 31, 2001 the Company's accumulated deficit was $51.3 million.

Revenues

The Company had total revenues, including interest income, for the five months ended December 31, 2001 of $3.9 million compared with $7.9 million for the year ended July 31, 2001 (and with $3.0 million for the year ended July 31, 2000). On a monthly average basis, total revenues (including interest) increased from $0.65 million per month for the 12-month period ended July 31, 2001 to $0.8 million per month for the five-month period ended December 31, 2001. Monthly interest income reduced by $0.15 million per month mainly due to the lower average cash balances during the five months ended December 31, 2001 compared with the year ended July 31, 2001.

The Company had phytosterol revenues for the five months ended December 31, 2001 of $3.7 million compared with year ended July 31, 2001 of $5.8 million (and with $1.2 million for the year ended July 31, 2001). Phytosterols revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with SAB 101. Sales of phytosterols were $2.8 million (or $0.55 million per month) for the five months ended December 31, 2001 compared with $3.7 million (or $0.3 million per month) for the year ended July 31, 2001 (and nil in the year ended July 31, 2000). This increase from an average of $0.3 million per month for the year ended July 31, 2001 to $0.55 million per month for the five months ended December 31, 2001 resulted primarily from the sales of non-food grade sterols from Company's share of the Phyto-Source joint venture. Sales of Forbes Phytrol™ product (under trade name Reducol™) commenced in dietary supplements in the United States by Twin Laboratories (Cholesterol Success™) and by Pharmavite (Nature Made's Cholest-Off™) in October 2001 and November 2001, respectively.

For the five-month period ended December 31, 2001, substantially all of the Company's revenues were earned from sales of phytosterol products to two customers. Any material decline in the demand for the Company's phytosterol products will have a material adverse effect on the Company's revenues and results of operations.

Expenses

The Company's net research and development (R&D) expenses for the five months ended December 31, 2001 were $2.1 million ($0.4 million per month), compared with $7.1 million (or $0.6 million per month) for the year ended July 31,

2001 (and $5.3 million for the year ended July 31, 2000). Decreased monthly R&D expenditures in the five months ended December 31, 2001 resulted from the fact that in the year ended July 31, 2001 the Company's cardiovascular pharmaceuticals work included the Phase II clinical trial of its CardioRex™ and pre-clinical trials of FM-VP4, whereas no Phase II work was undertaken in the five months ended December 31, 2001, and the initial start-up of the Phase I trial on FM-VP4 commenced in October 2001, part way through the period.

Cost of sales, marketing and product development related to the Company's phytosterol and fine chemicals business for the five months ended December 31, 2001 were $3.9 million ($0.8 million per month), including $0.45 million of costs and $0.65 million of inventory write-downs related to excess raw material inventory for the fine chemicals business, compared with $9.7 million ($0.8 million per month) for the year ended July 31, 2001 (and $3.4 million for the year ended July 31, 2000).

General and administrative (G&A) costs for the five months ended December 31, 2001 were $2.1 million ($0.4 million per month), compared with $7.1 million ($0.6 million per month) for the year ended July 31, 2001, (and $4.9 million for the year ended July 31, 2000). This decrease in monthly costs was primarily attributable to reductions in personnel costs and legal fees. During the year ended July 31, 2001 the Company decided to focus its sterol manufacturing efforts through the Phyto-Source LP joint venture in Pasadena, Texas and wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3 million which reflected the amount of a non-binding bid that the Company had received for the facility but for which the purchaser did not subsequently complete. In the five months ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the current anticipated sale price of the facility under an agreement signed subsequent to December 31, 2001. Closing is scheduled for July 15, 2002.

Liquidity and Capital Resources

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and to a lesser extent, license revenue and government grants.

The Company's net cash and short-term investments as of December 31, 2001 was $6.7 million compared to $18.0 million at July 31, 2000 (and $52.0 million at July 31, 2000). The reduction was mainly due to the $6.2 million of cash used in operating activities (including $1.0 million on working capital), $2.8 million invested in the Phyto-Source LP joint venture and $3.2 million net ($6.4 million gross) loaned to the joint venture. The Company's working capital at December 31, 2001 was approximately $6.0 million.

At December 31, 2001, the Company was committed to invest an additional $4.6 million (US$2.9 million) in Phyto-Source LP by June 30, 2002 for completion of the manufacturing facility and for working capital. The Company also had commitments under various research and development contracts for up to $1.8 million of funding, including $1.3 million related to the Phase I/Phase II clinical trial in Amsterdam for FM-VP4.

Since December 31, 2001, the Company has continued to make significant reductions in its spending in an effort to improve its working capital position and to reduce the amount of cash used in operations. The revenue that the Company generates from direct sales and licensing is not anticipated to be sufficient to meet the Company's working capital requirements and commitments for 2002. In addition, at the current stage of development of the Company's products, the generation of significant funds from licensing agreements or government grants is not likely. The Company presently has no external sources of liquidity such as lines of credit. The Company anticipates receiving $0.75 million on closing of the sale of its Amqui property, scheduled for July 15, 2002. Notwithstanding, the Company expects that it will be necessary to seek additional debt or equity financing before September 30, 2002 to meet its planned expenditures, particularly those related to ongoing clinical trials, worldwide sales and marketing for phytosterols and working capital. The current market for equity offerings for companies such as Forbes is significantly weaker than it has been in recent years. There can be no assurance that additional financing will be available on favourable terms, if at all, and the failure to obtain such financing may have a material effect the Company's ability to continue.

An equity financing at current market prices is anticipated to cause substantial dilution to existing shareholders of the Company. In addition to possible licensing, partnering or major long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such an arrangement could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible major sterol contracts or alliances, and with regard to possible merger or acquisition (M&A) transactions.

Inflation and Other Risks

The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years. To the beginning of 2001, the impact of foreign currency exchange fluctuations on the Company's business had been minimal but with the commencement of the Phyto-Source LP joint venture activities in 2001 the Company has become more subject to the variations in exchange rates. Since revenues, capital and operating costs related to the Company's phytosterol manufacturing business are largely denominated in US dollars, foreign currency fluctuations will have a larger impact in future years as the Company begins the commercialization of its products. The Company currently has no plans to hedge against any currency risk.

In December 2001, the Company entered into an option agreement to acquire the licensing and distribution rights to consumer products fortified with Reducol™ (the Novartis name for Phytrol™) for US$4 million payable on March 18, 2002. The Company did not exercise the option and the agreement between the parties reverted back to the Master License Agreement (MLA) previously entered into between the parties. Effective on March 19, 2002, the Company gave notice to Novartis of non-compliance with the MLA. Under the terms of the MLA, termination of the MLA and reversion of the licensing and distribution rights for Phytrol™ to the Company would occur on or about June 18, 2002. Novartis disputes the Company's position. A dispute mechanism exists in the MLA whereby disputes arising in connection with the MLA must be referred to arbitration. The Company is in discussions with Novartis regarding the resolution of this issue including the adoption by Forbes of phytosterol contracts secured by Novartis, acquisition of the Reducol™ trademark and termination of the MLA prior to the 90-day notice period. The Company is unable to predict the outcome of its discussions with Novartis.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transactions on terms that would not be available from clearly independent third parties on an arm's length basis.

The eventual profitability of the Company is dependent on many factors, including, among other things, successful development of its products and services, receiving regulatory approvals, the successful operation of its manufacturing activities, achieving additional sales, and the conclusion and implementation of applicable strategic and other alliances. There can be no assurance that any of these factors will be realized either on a timely basis or at all. In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. The Company has significant commitments to fund its joint ventures and to fund its product development activities. Accordingly, the Company will be required to obtain additional sources of financing in order to continue to implement its business plan. See "Liquidity and Capital Resourses" above.

Outlook

During the period subsequent to signing the option agreement with Novartis in December 2001 the Company was able to discuss the sale of phytosterols with a number of customers and potential customers of Novartis. The Company determined from those discussions that, due in large part to delayed regulatory approvals in various countries, and the delay of the U.S. Food and Drug Administration to issue its ruling which would allow label claims for Phytrol™ in food, the expected phytosterol sales would be below those previously anticipated and as a result has revised its estimates of phytosterol tonnage and revenue estimates for 2002. Based on existing contracts alone, at April 30, 2002, the Company anticipates that its share of phytosterol revenues for calendar 2002 will be a minimum of $6 million (US$4 million), compared with approximately $4.9 million (US$3 million) for calendar 2001. Sales volumes of phytosterols for calendar 2002 for the Company and the Phyto-Source joint venture, based on existing contracts alone, are anticipated to be a minimum of 210 tonnes (net 150 tonnes to the Company) compared with 180 tonnes (net 130 tonnes to the Company) in calendar 2001.

Phyto-Source LP has a contract to provide a customer with 227 tonnes of phytosterols from August 1, 2001 to June 30, 2002, most of which has been delivered. Phyto-Source LP is currently negotiating possible substantial sterol sales contracts with several parties.

The Company believes that the potential productive capacity of the Phyto-Source LP sterol manufacturing facility, when fully operational, has potential to create material sales contacts and cash flow for the Company. However, the manufacturing facility is not anticipated to be running at capacity until 2003, and there can be no assurance that any material sales contracts will be entered into in a timely manner, if at all. See also "Inflation and Other Risks" above.

This Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in the Company's business and projected product sales and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential", "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading

"Outlook", but occur elsewhere in this Management's Discussion and Analysis as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the Company's need for additional funding, which may not be available to the Company on acceptable terms or at all; uncertainty that the Phyto-Source LP manufacturing facility will function as planned; uncertainty as to whether the Company will be able to complete any licensing, partnering or major long term sterol contracts; the need to control costs and the possibility of unanticipated expenses; the need for regulatory approvals to market the Company's products in various countries, either with specific label claims or at all; uncertainty as to market acceptance of the Company's products and the Company's ability to generate projected sales volumes and product prices; uncertainty as to the outcome of the Company's discussions with Novartis regarding the MLA and the Company's acquisition of phytosterol contracts secured by Novartis and of the trade mark Reducol; uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third party purchasers; the need for performance of contract obligations by buyers of products; the need for continued cooperation and performance by the Company's strategic partner in Phyto-Source, Chusei (U.S.A) Inc.; uncertainty as to whether the anticipated sale of the Company's Amqui property will close on July 15, 2002 as scheduled or at all; and other risks and uncertainties identified in this Management's Discussion and Analysis. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2001 and July 31, 2001 and the consolidated statements of operations and deficit and cash flows for the five months ended December 31, 2001 and the years ended July 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the five months ended December 31, 2001 and the year ended July 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the years ended July 31, 2000 and 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and July 31, 2001 and the results of its operations and its cash flows for the five months ended December 31, 2001 and the years ended July 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Comments By Auditors For U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 1, 2002 (except as to note 11(a) which is as of March 19, 2002 and note 19(b) which is as of March 29, 2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
March 1, 2002,
except as to note 11(a) which is as of March 19, 2002
and note 19(b) which is as March 29, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada (and reconciled to accounting principles generally accepted in the United States) and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee comprised of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by the Company's independent auditors, KPMG LLP, in accordance with Canadian and United States generally accepted auditing standards for the five months ended December 31, 2001 and the year ended July 31, 2001, and in accordance with Canadian generally accepted auditing standards for the year ended July 31, 2000. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

Charles Butt
President and CEO

R.J. MacDonald
Senior Vice President and CFO

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

	December 31, 2001	July 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 5,710	$ 7,839
Short-term investments	983	10,138
Accounts receivable (note 3)	3,225	1,638
Inventories (note 4)	3,415	4,892
Prepaids and deposits	1,190	1,107
	14,523	25,614
Property, plant and equipment (note 5)	14,305	14,260
Intangible and other assets (note 7)	11,156	8,396
	$ 39,984	$ 48,270
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 8)	$ 5,215	$ 6,121
Deferred revenues	1,625	1,918
Demand loans (note 6)	1,593	1,674
Current portion of long-term debt (note 9)	133	120
	8,566	9,833
Long-term liabilities:		
Deferred revenues	9,173	9,783
Long-term debt (note 9)	1,353	1,417
Tenure allowance (note 11(d))	878	774
	19,970	21,807
Shareholders' equity:		
Share capital (note 10)	71,273	71,261
Deficit	(51,259)	(44,798)
	20,014	26,463
	$ 39,984	$ 48,270

Nature of operations (note 1)
Commitments and contractual obligations (notes 6, 11 and 17)
Related party transactions (notes 6, 8 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Joseph Dunne Director   P. Skrey Director

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars)

	Five months ended December 31,	Years ended July 31,		
	2001	2001	2000	1999
Revenue:				
Sales	$ 2,770	$ 3,732	$ -	$ -
Licensing	903	2,093	1,224	-
Phytosterol revenues	3,673	5,825	1,224	-
Interest and other	212	2,036	1,755	909
	3,885	7,861	2,979	909
Expenses:				
Cost of sales, marketing and product development	3,880	9,679	3,420	-
General and administrative	2,126	6,985	4,947	2,986
Research and development	2,083	7,131	5,297	4,734
Depreciation and amortization	955	1,073	634	113
Write-down of pilot facility (note 6)	1,302	2,715	-	-
	10,346	27,583	14,298	7,833
Loss for the period	(6,461)	(19,722)	(11,319)	(6,924)
Deficit, beginning of period	(44,798)	(25,076)	(13,757)	(6,833)
Deficit, end of period	$ (51,259)	$ (44,798)	$ (25,076)	$ (13,757)
Basic and diluted loss per share (note 12)	$ (0.30)	$ (0.93)	$ (0.66)	$ (0.47)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Five months ended December 31,	Years ended July 31,		
	2001	2001	2000	1999
Cash provided by (used in):				
Operations:				
Loss for the period	$ (6,461)	$(19,722)	$(11,319)	$ (6,924)
Adjustment to reconcile net loss to cash flow provided by operations:				
Depreciation and amortization	955	1,073	634	113
Amortization of deferred license revenues	(903)	(2,093)	(1,372)	-
Write-down of pilot facility	1,302	2,715	-	-
Gain on sale of investment in joint venture	(167)	-	-	-
	(5,274)	(18,027)	(12,057)	(6,811)
Accounts receivable	(1,658)	5	(1,013)	(373)
Inventories	1,477	(3,040)	(1,792)	(60)
Prepaid and deposits	(86)	(695)	(490)	31
Accounts payable and accrued liabilities	(799)	(3,061)	2,754	787
Increase in tenure allowance in excess of amounts funded	104	78	358	338
Deferred revenues	-	-	12,253	-
	(6,236)	(24,740)	13	(6,088)
Investments:				
Investment in joint venture (net of cash received)	-	(2,850)	-	-
Acquisition of property, plant and equipment	(2,142)	(3,698)	(3,394)	(5,535)
Acquisition of intangible and other assets	(3,315)	(3,999)	-	-
Disposal of investment in joint venture	200	-	-	-
Disposal of capital assets	185	-	-	-
Short-term investments	9,155	32,378	(23,434)	(11,095)
	4,083	21,831	(26,828)	(16,630)
Financing:				
Issuance of common shares	12	734	32,446	25,678
Issuance of notes payable	-	633	-	-
Repayment of notes payable	(51)	(96)	-	-
Increase in (repayment of) demand loans	63	(12)	156	-
	24	1,259	32,602	25,678
Increase (decrease) in cash and cash equivalents	(2,129)	(1,650)	5,787	2,960
Cash and cash equivalents, beginning of period	7,839	9,489	3,702	742
Cash and cash equivalents, end of period	$ 5,710	$ 7,839	$ 9,489	$ 3,702

Supplementary information (note 13)

See accompanying notes to consolidated financial statements.

(Expressed in thousands of Canadian dollars, except per share amounts)
Five months ended December 31, 2001
Years ended July 31, 2001, 2000 and 1999

1. Nature of operations:

Forbes Medi-Tech Inc. (the "Company") is in the business of researching, developing and commercializing nutraceutical and pharmaceutical products derived from nature. The Company conducts research and development focused on the commercialization of healthcare and pharmaceutical products derived from forest industry by-products and other plant-based products. The Company currently focuses its product development effort on plant sterols known for their cholesterol-lowering properties and which are also essential in the production of steroid-based pharmaceutical products. The Company is currently focused on the primary market areas of nutraceuticals and prescription pharmaceutical products. The Company is commencing operations in the nutraceuticals market.

The Company requires further regulatory approvals for some of its nutraceutical and pharmaceutical products before they can be commercially marketed. The eventual profitability of the Company is dependent on many factors, including, among other things, successful development of its products and services, receiving regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. Although the Company has $6,693 of cash, cash equivalents and short-term investments at December 31, 2001, the Company has significant commitments to fund its joint ventures (Note 6) and to fund its product development activities. Accordingly, the Company will be required to obtain additional sources of financing within the next year in order to continue to implement its business plan.

2. Significant accounting policies

(a) Basis of presentation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% interests in Phyto-Venture LLC ("PhytoVenture") and Phyto-Source LP ("Phyto-Source"). The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b) Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with a term maturity less than or equal to three months when acquired.

(c) Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers' acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value. The carrying value of the short-term investments approximates their market value.

(d) Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost.

(e) Property, plant and equipment and intangible assets:

Property, plant and equipment is recorded at cost and amortized over their estimated useful lives. Amortization is provided for using the following methods and annual rates:

Asset	Basis	Rate
Building and infrastructure	Declining-balance	5%
Production equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	lease term

Significant property, plant and equipment additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their useful lives, not exceeding ten years.

(f) Stock-based compensation plan:
The Company offers a Stock Option Plan to its employees, officers, directors and consultants ("optionees") (note 10(c)). No compensation expense is recognized for this Plan when stock options are issued to the optionees. Any consideration paid by optionees on exercise of stock options is credited to share capital. If stock options are repurchased from optionees, the excess of the consideration paid over the carrying amount of the stock option cancelled, if any, is charged to retained earnings.

(g) Research and development:
All costs of research activities are recorded as expenses in the period incurred. Development costs are charged as an expense in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization. No development costs have been deferred to date.

(h) Revenue recognition:
The Company recognizes revenue from product sales upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(i) Cost of sales, marketing and product development:
Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company's products, research and development costs related to the manufacturing development and upscaling of the Company's product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

(j) Government assistance:
Government assistance is accounted for using the cost-reduction method when receipt of the government assistance is reasonably assured. During the five months ended December 31, 2001, the Company received $63 (years ended July 31, 2001 - $455; 2000 - $399; 1999 - $26) of government assistance which has been offset against research and development expense.

(k) Income taxes:
Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantially enacted income tax rates. A valuation allowance is recorded for the portion of the future tax assets for which the realization of value is not considered to be more likely than not.

(l) Foreign currency translation:

The Company's functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Any gains or losses resulting on translation have been included in the determination of income.

(m) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(n) Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 7(e)), certain common shares of the Company may be issued at a future date contingent upon future sales. The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at this time will value these shares at their market value on issuance.

(o) Fair value of financial instruments:

Carrying values of the Company's financial instruments, including short-term investments, accounts receivable, and accounts payable and accrued liabilities, demand loans, and notes payable, approximate fair value due to their short maturities.

(p) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

3. Accounts receivable:

	December 31, 2001	July 31, 2001
Due from joint venture partner	$ 1,729	$ -
Trade receivables	1,198	1,133
Taxes recoverable	177	340
Interest and other receivables	121	165
	$ 3,225	$ 1,638

4. Inventories:

	December 31, 2001	July 31, 2001
Raw materials and supplies	$ 537	$ 822
Finished goods	2,878	4,070
	$ 3,415	$ 4,892

5. Property, plant and equipment:

December 31, 2001	Cost	Accumulated amortization	Net book value
Land	$ 177	$ -	$ 177
Buildings and infrastructure	3,483	(42)	3,441
Leasehold improvements	1,290	(373)	917
Production equipment	9,645	(430)	9,215
Office equipment	444	(121)	323
Computer equipment	390	(169)	221
Computer software	115	(104)	11
	$ 15,544	$ (1,239)	$ 14,305

July 31, 2001	Cost	Accumulated amortization	Net book value
Land	$ 177	$ -	$ 177
Buildings and infrastructure	3,610	(86)	3,524
Leasehold improvements	1,281	(261)	1,020
Production equipment	9,983	(721)	9,262
Office equipment	158	(53)	105
Computer equipment	300	(136)	164
Computer software	103	(95)	8
	$ 15,612	$ (1,352)	$ 14,260

6. Joint ventures:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the "Agreements") with Chusei (U.S.A.) Inc. ("Chusei") to form Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas. As a result, operations at the Company's Amqui pilot facility in Quebec were wound down, and the carrying value of the facility was written down by $2,715 at July 31, 2001 and an additional $1,302 at December 31, 2001.

Under these Agreements, the Company is required to contribute US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company agreed to: (a) loan Phyto-Source LP US$4,000 for acquisition of technology from Chusei and, (b) to transfer inventory of raw materials and finished goods priced at US$3,500. As of December 31, 2001, the Company had contributed US$5,225 for construction and working capital, transferred the inventory and advanced the US$4,000 loan.

The remaining U.S. $2,875 cash contribution is due when called upon by the joint venture.

Under these Agreements, the Company is the selling party for products from Phyto-Source (except for existing non-food grade product sales) and will be receiving benefit for undertaking this activity. In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

A demand loan payable to a customer in the amount of $3,060 was also transferred to the joint venture, of which the Company's proportionate share in the amount of $1,593 at December 31, 2001 is recorded as demand loans in these financial statements. The demand loan is repayable in two equal installments in February 2002 and June 2002, and bears interest at the rate of LIBOR plus 1.5%.

On September 4, 2001, the Company disposed of its 50% interest in Biopharmaceutical Research Inc. ("BRI"). As transactions between August 1, 2001 and the date of disposition were insignificant, the disposition was accounted for as at August 1, 2001.

Condensed balance sheets and statements of operations and cash flows reflecting the Company's proportionate interests in venture operations:

	December 31, 2001 BRI	December 31, 2001 PhytoSource	July 31, 2001 BRI	July 31, 2001 PhytoSource
Current assets	$ -	$ 4,801	$ 61	$ 3,823
Property, plant and equipment	-	10,011	210	8,133
Intangible and other assets	-	7,845	-	8,186
	$ -	$ 22,657	$ 271	$ 20,142
Current liabilities	$ -	$ 2,859	$ 401	$ 2,822
Demand loans	-	1,593	144	1,530
Long-term liabilities	-	3,185	-	-
	$ -	$ 7,637	$ 545	4,352

	August 1, 2001 to December 31, 2001 BRI	August 1, 2001 to December 31, 2001 PhytoSource	August 1, 2000 to July 31, 2001 BRI	July 17, 2001 to July 31, 2001 PhytoSource	August 1, 1999 to July 31, 2000 BRI	August 1, 1998 to July 31, 1999 BRI
Revenue	$ -	$ 1,850	$ 197	$ 354	$ 482	$ 31
Expenses	-	2,619	534	323	456	86
Net earnings (loss)	$ -	$ (769)	$ (337)	$ 31	$ 26	$ (55)

7. Intangible and other assets:

	December 31, 2001	July 31, 2001
Long-term receivable (note 7(a))	$ 3,185	$ -
Technology (notes 7(b) and (c))	6,655	6,655
Supply agreements (note 7(c))	1,530	1,530
Tenure allowance	182	188
Other	170	35
	11,722	8,408
Accumulated amortization	(566)	(12)
	$ 11,156	$ 8,396

(a) The long-term receivable represents amounts due to the Company from the joint venture partner for amounts loaned under the Agreements.

Interest is charged on the loan equal to prime rates and repayment are over 36 months commencing January 2003.

(b) In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture (note 9). In July 2001, this technology and know-how was licensed on a semi-exclusive basis to Phyto-Source as part of the formation of the joint venture. This technology is being amortized over ten years.

(c) As part of the formation of the joint venture, Phyto-Source acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945. This will be amortized over ten years. The Company's proportionate share of this technology of $4,973 is reflected in these financial statements.

(d) As part of its contribution to the joint venture, Chusei assigned to Phyto-Source a supply agreement with a certain customer, at an agreed value of $3,060. The Company's proportionate share totalled $1,530. This will be amortized over the life of the agreement.

(e) By agreements with the University of British Columbia ("UBC") effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap (the "extraction technology") and to the fermentation of phytosterols to AD and ADD (the "fermentation technology"). Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and may issue up to an additional 50,000 shares after the sale of any products derived from these technologies. No additional shares have been issued to December 31, 2001. In addition, the Company agreed to pay royalties on gross revenue of 1% to 1.5% except for revenues derived from the Novartis Agreement, where the Company agrees to pay 5% of gross margin received by the Company on direct sales to Novartis and 5% of net sub-licensing fees and royalties received by Forbes from Novartis.

The UBC license agreements grant the Company exclusive worldwide right to manufacture, distribute, market, sell, license or sublicense any products derived from or developed from the extraction technology or the fermentation technology.

8. Accounts payable and accrued liabilities:

	December 31, 2001	July 31, 2001
Due to joint venture partner (note 6)	$ 2,289	$ 879
Trade payables	2,631	4,914
Other payables	295	328
	$ 5,215	$ 6,121

9. Long-term debt:

	December 31, 2001	July 31, 2001
Convertible debenture (note 7(b))	$ 1,000	$ 1,000
Promissory note	486	537
	1,486	1,537
Current portion	133	120
	$ 1,353	$ 1,417

The convertible debenture is repayable on December 31, 2003 and bears interest at the rate of 8.5%, payable quarterly. The convertible debenture carries certain conversion rights whereby the holder shall have the right prior to December 31, 2003, to convert all but not less than all of the principal sum into shares at a price of $6.18 per share. The Company may, at its option at any time after the market price of the common shares of the Company over 20 business days has exceeded $9.00, as adjusted for certain future issuances, repay the principal in full, together with any accrued and unpaid interest. Given its insignificance, no portion of the convertible debenture has been classed as equity.

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the Canadian prime rate plus 1.75% calculated semi-annually. The promissory note is repayable in monthly installments of $13.

10. Share capital:

(a) Authorized:
Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value.

(b) Issued and allotted:

	Number of common shares	Amount
Balance, July 31, 1998	13,559,012	$ 12,434
Issued during the fiscal year for cash upon:		
Private placements	2,428,571	25,000
Exercise of stock options	515,000	1,289
Exercise of warrants	122,500	980
Exercise of compensation options	25,000	175
Shares taken into treasury as consideration for note receivable	(30,000)	(30)
Share issue costs	-	(1,766)
Balance, July 31, 1999	16,620,083	38,082
Issued during the fiscal year for cash upon:		
Private placement	3,000,000	27,750
Exercise of stock options	563,250	1,378
Exercise of warrants	634,642	5,077
Exercise of compensation options	60,714	425
Share issue costs	-	(2,185)
Balance, July 31, 2000	20,878,689	70,527
Exercise of stock options	341,800	734
Balance, July 31, 2001	21,220,489	71,261
Exercise of stock options	4,700	12
Balance, December 31, 2001	21,225,189	$ 71,273

(c) Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants ("optionees") for up to 5,000,000 shares of common stock. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(d) Company's Stock Option Plan as at December 31, 2001 and July 31, 2001, and changes during the periods then ended:

	December 31, 2001		July 31, 2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	3,841,800	$ 5.11	2,006,450	$ 7.34
Granted	72,500	2.89	2,657,050	3.34
Exercised	(4,700)	2.57	(341,800)	2.15
Forfeited	(467,750)	6.38	(479,900)	6.73
Outstanding, end of year	3,441,850	$ 4.90	3,841,800	$ 5.11
Options exercisable, end of year	1,936,971		1,674,795	

Stock options outstanding as at December 31, 2001:

	Options outstanding			Options exercisable	
Range of Exercise prices	Number outstanding at December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2001	Weighted average exercise price
$2.57 to $3.45	1,659,500	4.81	$2.58	792,000	$2.57
$3.50 to $5.60	666,000	3.76	$4.15	316,500	$4.51
$5.75 to $9.00	546,850	2.07	$6.91	459,475	$6.92
$9.10 to $21.25	569,500	1.67	$10.57	368,996	$11.09
$2.57 to $21.25	3,441,850	3.65	$4.90	1,936,971	$5.54

(e) Shareholder rights plan:

The Company has adopted a shareholder rights plan (the "Rights Plan") to protect its shareholders from unfair, abusive or coercive take-over strategies. Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

11. Commitments, contractual obligations and contingencies:

(a) Novartis Strategic Alliance and Exclusive Master License Agreement:

During the year ended July 31, 1998, the Company entered into an option agreement with Novartis Consumer Health AG ("Novartis") related to licensing a plant-based sterol composition developed by the Company. On April 16, 1999, the Company entered into a Strategic Alliance and Exclusive Master License Agreement ("MLA") with Novartis regarding the Company's unique plant-based sterol composition (Phytrol™), a potential functional food ingredient for lowering cholesterol.

Under the MLA, Novartis has exclusive worldwide rights to use or sub-license Phytrol™ for use in functional foods, dietary supplements and over-the-counter products. The Company has and may continue to receive upfront payments, advance royalties, a manufacturing upcharge, milestone payments and royalties based on net sales. The Company is committed to paying a 5% royalty to UBC on all monies received under this agreement (see note 7(e)). The Company is responsible for ingredient research, manufacturing and supply in its collaboration with Novartis. Novartis is responsible for clinical trials, regulatory approvals and commercialization of products, including any sub-licensing.

The MLA is for a term of five years, with a provision for successive two-year renewal periods at the option of Novartis. The Agreement contains clauses whereby either party can terminate the Agreement upon the occurrence of certain events including:
(i) certain milestones relating to the development and commercialization of Phytrol™ not being achieved; or
(ii) a significant change in the economics of the commercialization of Phytrol™

In December 2001, the Company entered into an option agreement to acquire the licensing and distribution rights to consumer products fortified with Reducol™ (the Novartis' trade name for Phytrol™) for US$4 million payable on March 18, 2002. The Company did not exercise the option and the agreement between the parties reverted to the MLA. Effective on March 19, 2002, the Company gave notice to Novartis of its non-compliance with terms of the MLA. Under the terms of the MLA, termination of the MLA and reversion of the licensing and distribution rights for Phytrol™ to the Company would occur on or about June 18, 2002. The Company is in discussions with Novartis but is unable to predict the outcome of those discussions.

(b) PhytoSource:
   (i) See note 6 for commitments arising out of the Phyto-Source Joint Venture.

   (ii) Phyto-Source has an agreement to provide: (a) 227 tonnes of non-food grade phytosterols to an unrelated customer at an average price of approximately US$26/kg from August 1, 2001 through June 30, 2002 and, (b) a commitment to make its best efforts to provide the same product, as needed by the customer, from July 1, 2002 through December 31, 2003 at US$25/kg.

(c) Manufacturing agreement with Fermic:
In August 2000, the Company entered into a manufacturing agreement with Fermic, S.A. de C.V. ("Fermic") for the commercial production of AD and ADD. The Company is required to supply the necessary raw materials as well as paying prescribed monthly tolling fees based on the usage of Fermic's fermentation capacity. Pursuant to the agreement, the Company is responsible for financing the cost of any additional auxiliary equipment required for the downstream processing of AD and ADD at Fermic's facilities. The agreement has two years remaining and provides for automatic renewals for one-year terms unless terminated by either party.

(d) Tenure allowance:
On January 11, 1999, the shareholders approved agreements with certain key executive officers ("Executives") that provide for tenure allowances for services provided to the Company. Between the ages of 60 and 85, each Executive will be entitled to receive an allowance, provided the Executive has continued to provide his service to the Company to specified qualification dates which range from March 1, 2002 to January 1, 2005.

The Company is recording the cost of these allowances over the term from the date of shareholders' approval to the applicable qualification date.

The net tenure expense for the five month period ended December 31, 2001 was $139 (years ended July 31, 2001 - $128; 2000 - $358; 1999 - $338).

(e) Research agreements:
The Company has not recorded future funding commitments under various research agreements totaling $1,803 as at December 31, 2001 (July 31, 2001 - $127). These amounts will be recorded at the earlier of when the funding is required or when the services have been performed.

12. Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the five-month period of 21,225,189 (years ended July 31, 2001 - 21,171,325; 2000 - 17,227,874; 1999 - 14,746,941).

13. Supplementary information:

	Five months ended December 31, 2001	Years ended July 31, 2001	2000	1999
Interest paid	$ 43	$ 99	$ 2	$ 27
Income taxes paid	-	-	-	-
Non-cash transactions:				
Shares taken into treasury in consideration for note receivable	-	-	-	30

14. Related party transactions:

During the period, the Company paid or accrued to a company controlled by an officer:

	Five months ended December 31, 2001	Years ended July 31, 2001	2000	1999
Legal fees and share issue costs	$ 133	$ 468	$ 323	$ 296
Consulting	-	-	-	5
	$ 133	$ 468	$ 323	$ 301

15. Concentration of sales:

For the five-month period ended December 31, 2001, substantially all of the Company's revenue was generated from two customers.

16. Income taxes:

The tax effects of temporary differences that give rise to significant components of the future tax assets and liabilities are presented below:

	December 31, 2001	July 31, 2001
Non-capital loss carryforwards	$ 6,235	$ 6,050
Research and development expenditures deferred for income tax purposes	10,669	8,634
(Excess) deficiency of property, plant and equipment over tax values	(1,388)	(1,438)
Share issue costs	674	806
Investment tax credits	6,521	4,222
Deferred revenue included in income for tax purposes	1,391	1,752
Total gross future tax assets	24,102	20,026
Valuation allowance	(24,102)	(20,026)
Net tax assets	$ -	$ -

As at December 31, 2001, the Company has scientific research and experimental development expenditures in the amount of $26,672 (July 31, 2001 - $21,584) available for carry-forward indefinitely to reduce future taxable income. The Company also has approximately $6,521 (July 31, 2001 - $4,222) of unclaimed investment tax credits expiring between 2003 to 2011, available to reduce future income taxes otherwise payable. The Company also has non-capital losses in the amount of $15,590 available to offset future taxable income expiring at various dates through to 2008. The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

Realization of the related future tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes. Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future asset will be realized. Accordingly, a valuation allowance has been provided, equal to the net future tax asset. The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

Income tax recoveries attributable to losses from operations differs from the amounts calculated by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

17. Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2002	$	767
2003		567
2004		481
2005		417
2006		-
	$	2,232

18. United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP"). Significant differences to these consolidated financial statements are as follows:

(a) Consolidated statement of operations and deficit:

	Five months ended December 31, 2001	Years ended July 31, 2001	2000	1999
Net loss in accordance with Canadian GAAP	$ (6,461)	$ (19,722)	$ (11,319)	$ (6,924)
Non-employee stock based compensation (see c(i))	(193)	(99)	(173)	(320)
Net loss in accordance with United States GAAP	(6,654)	(19,821)	(11,492)	(7,244)
Deficit, beginning of year, United States GAAP	(46,517)	(26,696)	(15,204)	(7,960)
Deficit, end of year, United States GAAP	$ (53,171)	$ (46,517)	$ (26,696)	$ (15,204)
Weighted average number of shares outstanding	21,225,189	21,171,325	17,227,874	14,746,941
Basic and diluted loss per share	$ (0.31)	$ (0.94)	$ (0.67)	$ (0.49)

(b) Consolidated balance sheet:

	December 31, 2001 Canadian GAAP	December 31, 2001 United States GAAP	July 31, 2001 Canadian GAAP	July 31, 2001 United States GAAP
Shareholders' equity:				
Additional paid-in capital from stock based compensation	$ -	$ 1,912	$ -	$ 1,719
Deficit	(51,259)	(53,171)	(44,798)	(46,517)

(c) Differences

(i) Under Canadian GAAP, no compensation expense is recognized for stock options issued to non-employees. Under United States GAAP, the fair value of stock options granted to non-employees is accounted for as compensation under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). The fair value of the stock options granted to non-employees during the five-month period ended December 31, 2001 and each of the three years ended July 31, 2001 was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Five months ended December 31, 2001	Years ended July 31, 2001	2000	1999
Expected dividend yield	$ -	$ -	$ -	$ -
Expected stock price volatility	90%	80%	80%	55%
Risk-free interest rate	3.00%	3.00%	5.40%	5.50%
Expected life of options	1.3 - 4.4 years	0.4 - 4.6 years	3 years	3 years

(c) (ii) Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation. The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. Under United States GAAP, the consolidated balance sheets would contain the following:

	December 31, 2001	July 31, 2001	2000	1999
Investment in BRI	$ -	$ 39	$ 71	$ 45
Investment in PhytoSource	16,462	15,791	-	-

The consolidated statements of operations would contain the following:

	Five months ended December 31, 2001	Years ended July 31, 2001	2000	1999
Equity accounted income (loss) of BRI	$ -	$ (32)	$ 26	$ (55)
Equity accounted income of PhytoSource	671	31	-	-

In addition to the above disclosures, the consolidated balance sheets, statements of operations, and cash flows would be reduced by their values and changes in values that were proportionately accounted for in the consolidated financial statements under Canadian GAAP (Note 6). However, there would be no impact on total shareholders' equity or net loss due to the application of the equity method of accounting.

(d) Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", for stock options granted to employees. As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, "Accounting for Stock Issued to Employees", in measuring compensation expense for employee options. The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the five month period ended December 31, 2001 and three years ending July 31, 2001.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Five months ended December 31,	Years ended July 31,		
	2001	2001	2000	1999
Expected dividend yield	$ -	$ -	$ -	$ -
Expected stock price volatility	90%	80%	80%	55%
Risk-free interest rate	3.00%	3.00%	5.40%	5.50%
Expected life of options	1.6 - 9 years	2 - 9.4 years	3 years	3 years

The weighted average fair value of the options granted is $1.97 (2001 - $2.12; 2000 - $6.12; 1999 - $4.04). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company's net loss and loss per share under United States GAAP would have been as follows:

	Five months ended December 31,	Years ended July 31,		
	2001	2001	2000	1999
Proforma loss	$ (7,990)	$ (23,590)	$ (12,978)	$ (8,942)
Proforma basic loss per share	(0.38)	(1.11)	(0.75)	(0.61)

(e) Recent accounting pronouncements:

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires companies to test goodwill for impairment annually in lieu of amortization at a reporting unit level. Goodwill and indefinite-life intangible assets are impaired if the reporting unit's fair value is less than its carrying amount, and if impaired, the Company would recognize an impairment loss by writing down the goodwill or indefinite-life intangible asset to its implied fair value. SFAS No. 142 is effective in fiscal years beginning after December 15, 2001.

The effects of SFAS No. 142, once adopted, are not expected to be significant, as the Company has no goodwill and intangible assets owned by the Company do not have an indeterminate life.

19. Subsequent events:

(a) See note 11(a).

(b) Effective on March 29, 2002, the Chairman and Chief Executive Officer ("CEO") of the Company resigned his position as CEO and entered into a six-year consulting contract with the Company. The total consulting fees under the contract approximate the funds that would have been payable on March 29, 2002 under that individual's employment contract with the Company if he had been terminated on that date.

FORBES MEDI-TECH INC.

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First Class Mail

TO: Forbes Medi-Tech Inc.
Suite 200-750 West Pender Street
Vancouver, British Columbia
V6C 2T8

Tel: (604) 689-5899
Fax: (604) 689-7641

TO REGISTERED AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41 / Shareholder Communication, beneficial shareholders may elect annually to have their name added to a Company's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements and other information that may be published by the Company from time to time, please complete and return this form.

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Name (Please print)

____
Address

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City/Province (or State)/Postal Code

I hold ____________________ *shares of the Company as of the date of this Return Form.*

______________________________ ______________________________
Signature of shareholder, or if shareholder is a company, signature of authorized signatory. *Dated*